Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

(in thousands)

Our ratio of earnings to fixed charges is as follows:

	Nine Months
	Ended
	September 30, 2017	2016	2015	2014	2013
Earnings:
Income (loss) from continuing operations before provision for income taxes and noncontrolling interest	$206,801	$78,225	$43,124	$(45,321)	$(440,859)
Interest expense and other	52,794	63,399	57,894	62,919	5,748
Portion of rents representative of the interest factor(1)	11,226	11,994	13,480	35,516	38,850
	270,821	153,618	114,498	53,114	(396,261)
Fixed charges:
Interest expense, including amount capitalized	53,996	74,624	73,603	85,361	8,886
Portion of rents representative of the interest factor(1)	11,226	11,994	13,480	35,516	38,850
	$65,222	$86,618	$87,083	$120,877	$47,736
Ratio of earnings to fixed charges(2)	4.15x	1.77x	1.31x	—	—

(1)	33% of rental expense
(2)	For the years ended December 31, 2014 and 2013, earnings were deficient to cover fixed charges by $67,763 and $443,997, respectively, primarily as a result of operating losses.